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RECEIVED
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MAR - 5 2007
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186
SECTION

SECURITI[illegible]SION

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SEC FILE NUMBER
8-67167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/12/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — 212-490-3113
(Area Code – Telephone Number)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gennaro J. Fulvio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Peralla Weinberg Partners LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified In Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP as of December 31, 2006. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2007

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 6,191,026
Investment advisory fees receivable	4,350,000
Rebillable expenses	336,380
Other assets	159,880
Total assets	$ 11,037,286
Liabilities and partners' capital	
Accrued employee compensation	$ 4,713,301
Due to affiliate	257,240
Accounts payable	191,003
Accrued expenses	103,130
Total liabilities	5,264,674
Partners' capital	5,772,612
Total liabilities and partners' capital	$ 11,037,286

The accompanying notes are an integral part of this statement of financial condition.

Perella Weinberg Partners LP

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Perella Weinberg Partners LP ("Broker Dealer"), formerly known as PadCo Advisors L.P., registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the National Association of Securities Dealers, Inc. ("NASD") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Broker Dealer.

PadCo GP LLC, a Delaware limited liability company (the "General Partner") is the general partner of the Broker Dealer. The General Partner is wholly owned by PWP Group.

The Broker Dealer provides corporate advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Broker Dealer has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days. As of December 31, 2006, the Broker Dealer held cash and cash equivalents of $6,191,026 in its bank accounts.

Revenue Recognition

Investment advisory transactions, rebillable expense income, and interest income are recorded on an accrual basis. Rebillable expense income refers to expenses incurred in connection with transacting advisory services and that are rebilled to the client.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of the Broker Dealer's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. The General Partner believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

NoCo A L.P. ("NoCo A"), the parent company of PWP Group, provided certain administrative services to the Broker Dealer on an on-going basis. Such administrative services include rent, personnel, fixed assets and equipment technology and administrative support. The Broker Dealer compensates NoCo A for its portion of the administrative services based on NoCo A's allocation methodology. The allocation methodology utilizes a combination of factors including but not limited to square footage, headcount, and percentage of time spent.

As of December 31, 2006, the Broker Dealer had a $257,240 payable to NoCo A.

4. Income Taxes

The Broker Dealer is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made in the financial statements since the Broker Dealer is not subject to United States federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Broker Dealer's taxable income or loss. The Broker Dealer is subject to New York unincorporated business tax; however, the Broker Dealer is in a loss position for 2006, and as such, a provision is not required.

5. Net Capital Requirements

The Broker Dealer is subject to the SEC Uniform Net Capital Rule 15c3-1. The Broker Dealer computes its net capital requirements under the aggregate indebtedness method in Rule 15c3-1. Under this method, the first 12 months after commencing business as a registered broker dealer, the Broker Dealer is required to maintain net capital in excess of the greater of 12.5% of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subjected to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Broker Dealer had net capital of $926,352, which was $268,268 in excess of required minimum net capital of $658,084.

The Broker Dealer's ratio of aggregate indebtedness to net capital was 5.68 to 1.

END